October 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:Mr. John Hodgin

Petroleum Engineer

Office of Energy & Transportation

Division of Corporation Finance

Re: Magnolia Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 26, 2020

File No. 001-38083

Ladies and Gentlemen:

This letter sets forth the responses of Magnolia Oil & Gas Corporation (“MGY,” the “Company,” “we,” “our,” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated October 8, 2020 (the “Comment Letter”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2019 filed by the Company on February 26, 2020 (the “Form 10-K”).

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics, and set forth below each such comment is its response. Capitalized terms used but not defined herein have the meaning assigned thereto in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated and Combined Financial Statements

Supplemental Information About Oil & Natural Gas Producing Activities (Unaudited)

Oil and Gas Reserve Quantities, page 75

1.	We have read your response to prior comment 8, regarding your disclosure relating to the changes in the Successor’s total proved reserves attributed to extensions and discoveries. In this regard, we note that the Successor added a significant amount of new reserve, 26.3 MMBoe, to total proved reserves from extensions and discoveries during the period ended December 31, 2019. Based on the explanation provided in your response, it appears that the 26.3 MMBoe is the result of combining the changes related to two separate and unrelated factors, the addition of 15.7 MMBoe resulting from adding new proved undeveloped reserves and the addition of 10.6 MMBoe resulting from adding new proved developed reserves attributed to drilling wells in areas that did not meet the requirements for proved reserves prior to evaluating the drilling results.

To the extent that two or more factors are combined to arrive at the overall change for a line item, expand your disclosure to separately identify and quantify each individual factor that contributed to the overall change accompanied by an appropriate narrative explanation so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5.

Response: We respectfully acknowledge the Staff’s comment. In future filings we will expand our disclosure to separately identify and quantify each individual factor that contributed to the overall change in net reserves between periods. Such updated disclosure for the year ended December 31, 2019 would have read as follows:

“For the 2019 Successor Period, extensions and discoveries contributed approximately 26.3 MMboe to proved reserves. This was primarily driven by the addition of 15.7 MMBoe resulting from adding new proved undeveloped reserves and the addition of 10.6 MMBoe resulting from adding new proved developed reserves attributed to drilling wells in areas that did not meet the requirements for proved reserves prior to evaluating the drilling results.”

Please direct any questions or comments regarding the foregoing to Christopher Stavros, Executive Vice President and Chief Financial Officer at (713) 842-9041.

Very truly yours,

Magnolia Oil & Gas Corporation

By:

/s/ Christopher Stavros

Name: Christopher Stavros

Title: Executive Vice President and Chief Financial Officer